

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

November 16, 2006

By Facsimile and U.S. Mail

Sandra B. Cochran
President and Chief Executive Officer
Books A Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211

> **Re:** **Books A Million, Inc.**
> **Form 10-K fiscal year end January 28, 2006**
> **Filed April 14, 2006**
> **File No. 000-20664**

Dear Ms. Cochran:

We have reviewed your response letter dated November 9, 2006, and have the following additional comment. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2006 Annual Report

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 18

1. We note your response to our prior comment 2 of our letter dated October 12, 2006. Please explain to us how much gift card income was recorded in operating, selling and administrative expenses for the three years included in your income statement. Further, explain your basis for netting an income item against an expense.

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272. Other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief